EXHIBIT 99.2

FORM OF LETTER TO shareholders

COMMUNITY SHORES BANK CORPORATION

Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Community Shores Bank Corporation

October [*], 2015

Dear Shareholder:

Community Shores Bank Corporation (“Community Shores”) is offering shares of its common stock in a rights offering. We have issued to you, free of charge, 1.7488 subscription rights for each whole share of common stock that you held as of record on October 12, 2015. We have rounded down any fractional rights to the nearest whole right.

Each subscription right allows you to purchase one share of our common stock at a subscription price of $2.55 per share. We have issued to you the enclosed subscription rights certificate to document your subscription rights. You may not sell, transfer or assign your subscription rights certificate to anyone else.

You must act promptly if you wish to purchase shares in the rights offering. If you wish to exercise your subscription rights, you must properly complete the enclosed subscription rights certificate and deliver it to our subscription agent, Computershare Inc., before 5:00 p.m., Eastern Time, on November 23, 2015. As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent for shares in the rights offering must be made in full in U.S. currency by personal check drawn on a U.S. bank payable to Computershare Inc., as Subscription Agent. Payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Please note that funds paid by personal check may take at least seven business days to clear. The Subscription Agent must receive the rights certificate with payment in full prior to 5:00 p.m., Eastern Time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR RIGHTS. ONCE A HOLDER OF RIGHTS HAS EXERCISED ITS SUBSCRIPTION RIGHTS, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

If you timely and fully exercise your subscription rights and other rights holders do not exercise their rights in full, you will, subject to availability and allocation, have an oversubscription privilege to subscribe for a portion of the rights offering shares that were not purchased by other rights holders (the “Oversubscription Privilege”). Subject to the discretion of the board of directors, your ability to purchase common stock in the rights offering is subject to an overall beneficial ownership limitation of 4.9% of our outstanding shares of common stock, after giving effect to your participation in the rights offering and taking into account the holdings of you and your affiliates. This limit will not apply to persons who own in excess of 4.9% of our common stock as of October 12, 2015, the Record Date.

Enclosed for your additional information are copies of the following documents:

•	Prospectus;
•	Subscription Rights Certificate;
•	Instructions for Use of Subscription Rights Certificate
•	A return envelope addressed to Computershare Inc., our Subscription Agent.

The first three documents listed above provide additional information on the rights offering, the Company and the steps you must take if you wish to exercise all or some of your subscription rights. You should read all of these documents carefully in their entirety.

If you would like to obtain further information from Community Shores, or additional copies of the above-mentioned documents, please direct your request, either in writing or by telephone, to Patricia Siembida, Executive Secretary of Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441, telephone number (231) 780-1858.

Very truly yours,
Community Shores Bank Corporation

By: Heather D. Brolick
Date: October [*], 2015	Its: President and Chief Executive Officer